RedBall Acquisition Corp.

667 Madison Avenue

New York, New York 10065

April 14, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Blaise Rhodes

Angela Lumley

Katherine Bagley

Dietrich King

Re:	RedBall Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed on January 21, 2022

File No. 333-260610

Ladies and Gentlemen:

This letter sets forth the responses of RedBall Acquisition Corp. (“RedBall,” “we,” “us,” or “our”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 31, 2022 (the “Comment Letter”) with respect to the Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”) filed by RedBall on January 21, 2022.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Amendment No. 2 to Registration Statement on Form S-4 filed on January 21, 2022

Organizational Documents Proposal C

DGCL 203, page 159

1.

We note your amended disclosure that “New SeatGeek will be subject to Section 203 of the DGCL, an anti-takeover law.” Please amend your risk factor disclosure to describe the risks, if any, related to New SeatGeek being subject to Section 203 of the DGCL.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 75 of Amendment No. 3.

Comparison of Corporate Governance and Shareholder Rights, page 297

2.

We note your amended disclosure that “[t]he Proposed Certificate of Incorporation provide that New SeatGeek will renounce its interest in any corporate opportunity offered to any director or officer of New SeatGeek, except with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Company and (i) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue and (ii) the director or officer is permitted to refer that opportunity to the Company without violating any legal obligation.” Please amend your risk factor disclosure to discuss the risks, if any, related to this provision.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 75 and 318 of Amendment No. 3.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 3 to our counsel, John M. Bibona of Fried, Frank, Harris, Shriver & Jacobson LLP, at (212) 859-8539.

Very truly yours,

/s/ Alec Scheiner
Name:	Alec Scheiner
Title:	Chief Executive Officer

cc:	Randi Lally, Fried, Frank, Harris, Shriver & Jacobson LLP

Roy Tannenbaum, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP

John M. Bibona, Fried, Frank, Harris, Shriver & Jacobson LLP